[PACER LETTERHEAD]

August 13, 2012

CONFIDENTIAL TREATMENT REQUESTED BY PACER INTERNATIONAL, INC.

FILED BY EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 Attn: Lyn Shenk, Branch Chief Doug Jones

Re:	Pacer International, Inc.
File No. 000-49828
Form 10-K: For the Fiscal Year Ended December 31, 2011
Filed February 10, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed April 27, 2012

Ladies and Gentlemen:

     Set forth below are the responses of Pacer International, Inc. (the “Company” or “we”), to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated July 23, 2012 (the “Comment Letter”), with respect to the above-referenced Form 10-K and Form 10-Q.

     For your convenience, we have set forth below the Staff’s comments followed by the Company’s response.

     This letter omits confidential information for which we seek confidential treatment under the Freedom of Information Act. The portion of this letter for which confidential treatment is sought is marked as [redacted]. A separate unredacted version of this letter has been delivered to the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis

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CONFIDENTIAL TREATMENT REQUESTED BY PACER INTERNATIONAL, INC.

Results of Operations, page 35

1. We note several instances in which two or more factors are cited as a cause of a variance, with references to offsetting items in some cases, without quantification. Please quantify each factor cited so that investors may understand the magnitude and relative impact of each on your results. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance. Your disclosure should discuss the underlying reason associated with each factor at an appropriate level of detail. Please also consider quantifying the total level or amount of any material component cited so that investors may have a further relative context of the extent of its contribution to your results. If quantification is not practicable, please so state and disclose the basis for the cited item.

Response:

We acknowledge the Staff’s comment and the requirements of section 501.04 of the Codification of Financial Reporting Releases to quantify the factors that materially impact our consolidated and segment results.

In drafting our Management’s Discussion and Analysis (MD&A), we have historically provided the drivers of the change in the order of their magnitude. Beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2012 (the “2012 Second Quarter Form 10-Q”), we have provided, to the extent practicable and quantifiable, the magnitude and relative impact of the material factors consistent with the requirements of section 501.04 of the Codification of Financial Reporting Releases.

Accordingly, beginning with the 2012 Second Quarter Form 10-Q, we have, to the extent practicable and quantifiable, included disclosure to quantify (in either dollar or percentage terms) the material factors to which variances in our operating results are attributed.

The Staff is supplementally advised, however, that in certain situations, it may be difficult, if not impossible, to calculate and present a reasonably precise quantitative impact of two or more cited factors due to the interrelationship among the cited factors. For instance, if the volume of shipments for a particular customer or line of business declines period to period, it is often difficult to ascertain whether the volume decline is due to lower pricing from a competitor, weak economic conditions affecting the business of customers in that line of business, changes in the customer’s supply chain needs, or other factors. In fact, the volume decline is likely to be

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CONFIDENTIAL TREATMENT REQUESTED BY PACER INTERNATIONAL, INC.

a combination of all these factors, and the relative significance of such factors may differ among customers and lines of business. In these cases where multiple factors are impacting the financial results, we believe it is in the best interest of the investor to provide the reasons for these changes even if the associated amounts cannot be reasonably ascertained.

Notwithstanding these difficulties, we recognize our obligations under section 501.04 of the Codification of Financial Reporting Releases and will endeavor to quantify cited factors where possible and provide additional information to enhance the clarity of our disclosures and to allow investors to better understand the relative importance of the significant factors impacting our financial results.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

Notes to Condensed Consolidated Financial Statements Note 6. Commitments and Contingencies, page 11

2. We note that the claim asserted against you by Union Pacific for retroactive and prospective rate adjustments in regard to domestic shipments in 20-, 40- and 45 ft. international containers appears to have been disclosed since at least September 2009. You disclose that you cannot make an estimate of the amount, or range of amounts, of any liability that would be incurred if this claim were resolved against you. It is not clear why this is the case given the amount of time this matter has been outstanding. In this regard, for this matter please explain to us (i) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (ii) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure pursuant to ASC 450-20-50-4.b, including determining potential outcomes and what the reasonably possible range of losses would be for those outcomes.

Response.

In 2007, Union Pacific asserted this claim against the Company for retroactive and prospective rate adjustments under a provision of the former rail transportation agreement between the parties that expired in accordance

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CONFIDENTIAL TREATMENT REQUESTED BY PACER INTERNATIONAL, INC.

with its original terms in October 2011. The claim relates to the rail transportation rates that we paid to the Union Pacific for domestic shipments in 20-, 40- and 45 ft. international containers. Following receipt of Union Pacific’s 2007 renegotiation request, we unsuccessfully attempted to resolve our differences with Union Pacific regarding its request, and in May 2008 these differences were submitted to arbitration before a neutral third party arbitrator. An arbitration hearing was initially set for February 2010, but was postponed to November 2010. In October 2010, by agreement of the parties, the hearing was postponed again, this time indefinitely.

We evaluate this claim, as we do all loss contingencies, following the requirements of ASC 450-20-50-4.b. As part of the quarterly evaluation, we consider the potential outcomes and what the reasonably possible range of losses would be for those outcomes by analyzing the development of factual evidence from quarter to quarter and, with the assistance of outside counsel, assessing the relative strengths of legal arguments favoring our position and those of the opposing party in light of the development of such evidence. Based on information available to the Company, and with the assistance of outside counsel, we have concluded that an unfavorable outcome on this claim’s underlying contract issues is neither remote nor probable, but reasonably possible. We have also determined that, due to the number and complexity of the interpretative questions and the fact that any ultimate resolution of the underlying rate renegotiation request is to be determined through negotiations between the parties following resolution of the underlying contract interpretation issues in the arbitration, we cannot reasonably estimate the amount of a potential loss, or range of potential loss, to the Company in the event of an unfavorable outcome of this dispute. In an effort to quantify the range of loss associated with the number of potential outcomes related to this contingency, we have considered the factors and components required to make such a calculation and have determined that the information is not readily available to us and cannot be estimated with any reasonable degree of accuracy at this time. However, given the size of the associated underlying business, we have reasonably determined that an unfavorable outcome could potentially be significant, and thus, we have disclosed this contingency. Notwithstanding the continued pendency of this dispute, Union Pacific continues to be one of the Company’s principal rail transportation providers.

The Staff is supplementally advised as follows in order for the Staff to gain a better understanding of nature of the claim and the related complexities.

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CONFIDENTIAL TREATMENT REQUESTED BY PACER INTERNATIONAL, INC.

[Redaction #1]

In connection with responding to the Staff’s comments, we acknowledge the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
  the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     On behalf of Pacer International, Inc., I thank you for your consideration of our response. Please do not hesitate to contact the undersigned at (614) 923-1987, or Michael F. Killea, the Company’s General Counsel at (904) 251-6071, with any questions or comments regarding any of the foregoing.

Sincerely, /s/ John J. Hafferty John J. Hafferty Executive Vice President and Chief Financial Officer

cc:	Daniel W. Avramovich

Chairman and CEO, Pacer International, Inc.

Michael F. Killea, Esq.

General Counsel, Pacer International, Inc.